SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
     TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

                                TIME WARNER INC.

                                (Name of Issuer)

                     Common Stock, par value $0.01 per share

                         (Title of Class of Securities)

                                    887315109

                                 (CUSIP Number)

                              Sheila A. Clark, Esq.
                          Senior Vice President, Legal,
                              America Online, Inc.
                                  22000 AOL Way
                           Dulles, Virginia 20166-9323
                                 (703) 265-1000

                                    Copy to:

                            Richard I. Beattie, Esq.
                           Simpson Thacher & Bartlett
                              425 Lexington Avenue
                            New York, New York 10017
                                 (212) 455-2000

            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                January 10, 2000

             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box o.

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   1.    I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):
                  America Online, Inc.
                  54-1322110
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   2.    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP: (a)  [ ]
                                                           (b)  [ ]
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   3.    SEC USE ONLY:

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   4.    SOURCE OF FUNDS:
                  WC, 00
--------------------------------------------------------------------------------
   5.    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) o
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   6.    CITIZENSHIP OR PLACE OF ORGANIZATION:
                  Delaware
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  NUMBER OF SHARES      7.   SOLE VOTING POWER
                                      233,263,204(1) (see Item 3 herein)
                      ----------------------------------------------------------
BENEFICIALLY OWNED BY   8.   SHARED VOTING POWER
                                      105,052,854(1) (see Item 3 herein)
                      ----------------------------------------------------------
   EACH REPORTING       9.   SOLE DISPOSITIVE POWER
                                      233,263,204 (see Item 3 herein)
                      ----------------------------------------------------------
     PERSON WITH       10.   SHARED DISPOSITIVE POWER
                                      0
--------------------------------------------------------------------------------
  11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:
       338,316,0581
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  12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)EXCLUDES CERTAIN SHARES:|X|
--------------------------------------------------------------------------------
  13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):
       28.9%
--------------------------------------------------------------------------------
  14.  TYPE OF REPORTING PERSON:
       CO
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(1)  America  Online,  Inc.  has the right,  subject to certain  conditions,  to purchase 233,263,204 shares of Time Warner Common Stock (as defined below) upon exercise of an option granted to America Online, Inc. pursuant to a Stock Option Agreement dated as of January 10, 2000, between Time Warner Inc. and America Online, Inc.. America Online, Inc. has also entered into a Voting Agreement, dated January 10, 2000 with certain stockholders of Time Warner Inc., which provides that signatory stockholders will vote their shares of Time Warner Common Stock in favor of a proposal to adopt the Merger Agreement (as defined below). The option is not currently exercisable and America Online, Inc. does not have any rights as a stockholder of Time Warner pursuant to this Stock Option Agreement, including the right to dispose (or to direct the disposition of) any shares of Time Warner Common Stock that may be purchased upon exercise of the option or pursuant to said Voting Agreement. Accordingly, America Online, Inc. expressly disclaims beneficial ownership of all shares subject to said agreements. The aggregate amount of Time Warner Common Stock beneficially owned by America Online, Inc. excludes beneficial ownership by directors and executive officers (such holdings are disclosed fully herein).

Item 1.           Security and Issuer.

         This statement on Schedule 13D (this "Schedule 13D") relates to the common stock, par value $0.01 per share (the "Time Warner Common Stock"), of Time Warner Inc., a Delaware corporation ("Time Warner"). The address of the principal executive office of Time Warner is 75 Rockefeller Plaza, New York, NY 10019.

Item 2.           Identity and Background.

         This Schedule 13D is filed by America Online, Inc., a Delaware corporation ("America Online" or the "Reporting Person"). The address of the principal executive office of America Online is 22000 AOL Way, Dulles, Virginia 20166-9323. America Online is the world's leader in branded interactive services and content.

         To the best of America Online's knowledge as of the date hereof, the name, business address, present principal occupation or employment and citizenship of each executive officer and director of America Online, and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth in Schedule I hereto. The information contained in Schedule I is incorporated herein by reference.

         During the last five years, neither America Online nor, to the best of America Online's knowledge, any of the executive officers or directors of America Online listed in Schedule I hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

         Four directors of America Online have legal or beneficial ownership of Time Warner Common Stock, described as follows: (i) General Colin Powell has reported that he owns options to purchase 320,000 shares of Time Warner Common Stock; (ii) Robert Pittman has reported ownership of 60,000 shares of Time Warner Common Stock and 1,280 shares of Time Warner Common Stock in the name of the Pittman Family Foundation; (iii) James Barksdale has reported joint ownership with his spouse of 1,500 shares of Time Warner Common Stock, ownership by his son of 4,000 shares of Time Warner Common Stock, 3,400 shares of Time Warner Common Stock owned by the Jim & Sally Barksdale Unitrust (dated February 9, 1996, James L. and Sally M. Barksdale, Trustees) and 800 shares of Time Warner Common Stock by the Pickwick Group, L.P., James L. and Sarah M. Barksdale, sole general partners; and (iv) Daniel F. Akerson has reported joint ownership of 2,000 shares of Time Warner Common Stock with his spouse (1,000 of such shares were purchased on December 21, 1999) through a portfolio manager at U.S. Trust, which has discretionary authority. Two executive officers of America Online have legal or beneficial ownership of Time Warner Common Stock, described as follows: (i) Kenneth B. Lerer has reported joint ownership with his spouse of 2,200 shares of Time Warner Common Stock and (ii) Kenneth J. Novack has reported ownership of 500 shares of Time Warner Common Stock in the name of the Novack Family Foundation.

Item 3.           Source and Amount of Funds or Other Consideration.

         America Online and Time Warner entered into an Agreement and Plan of Merger dated as of January 10, 2000 (the "Merger Agreement"). Pursuant to the Merger Agreement, (i) a Delaware corporation ("America Online Merger Sub") will merge (the "America Online Merger") with and into America Online, with America Online as the surviving corporation and (ii) another Delaware corporation ("Time Warner Merger Sub") will merge (the "Time Warner Merger" and, together with America Online Merger, the "Mergers") with and into Time Warner, with Time Warner as the surviving corporation, such that America Online and Time Warner will each be a wholly owned subsidiary of a Delaware corporation, which will be named AOL Time Warner Inc. ("Holdco"). Pursuant to the terms of the Merger Agreement, each issued and outstanding share of common stock of America Online ("America Online Common Stock") not owned or held by America Online will be exchanged for one share of common stock, par value $0.01 per share, of Holdco ("Holdco Common Stock"), and, in addition to other capital stock of Time Warner, all of which will be exchanged for capital stock of Holdco, each share issued and outstanding share of Time Warner Common Stock not owned or held by Time Warner will be exchanged for 1.5 shares of Holdco Common Stock.

         In order to facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, America Online entered into a Stock Option Agreement (the "Option Agreement"), dated as of January 10, 2000, with Time Warner. Pursuant to the Option Agreement, Time Warner granted to America Online an irrevocable option (the "Option") to purchase up to 233,263,204 shares of Time Warner Common Stock, subject to adjustment as described below, at a purchase price per share equal to $110.63 per share. The number of shares of Time Warner Common Stock subject to the Option will automatically adjust to remain equal to 19.9% of the Time Warner Common Stock issued and outstanding. The Option is not currently exercisable and may only be exercised under certain circumstances described in the Option Agreement and outlined in this Schedule 13D. If the Option were to become exercisable, the purchase price required to purchase all shares of Time Warner Common Stock subject to the Option would be $25,805,908,258.52. The Option may be exercised for cash or pursuant to a cashless exercise in accordance with its terms. America Online anticipates that any funds to be paid by it upon exercise of the Option would be provided from cash on hand and cash available from external sources, including proceeds from debt or equity issuances. America Online did not pay additional consideration to Time Warner in connection with Time Warner entering into the Option Agreement and granting the Option, but America Online granted a reciprocal option to Time Warner to purchase up to 19.9% of the issued and outstanding America Online Common Stock at a price of $73.75 per share, subject to similar terms and conditions in the Option Agreement.

         In order to further facilitate the consummation of the transactions contemplated by the Merger Agreement and in consideration thereof, America Online also entered into a Voting Agreement (the "Voting Agreement"), dated as of January 10, 2000, with certain stockholders of Time Warner named therein (collectively, the "Stockholders") whereby the Stockholders agreed to vote all of the shares of Time Warner Common Stock beneficially owned by them in favor of the approval and adoption of the Merger Agreement, the Time Warner Merger and any other action required in furtherance thereof. America Online did not pay additional consideration to any Stockholder in connection with the execution and delivery of the Voting Agreement.

         References to, and descriptions of, the Merger Agreement, the Option Agreement and the Voting Agreement as set forth above in this Item 3 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Voting Agreement included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 3 in their entirety where such references and descriptions appear.

Item 4.           Purpose of the Transaction.

         The information set forth or incorporated by reference in Items 2 and 3 is hereby incorporated herein by reference.

         Upon consummation of the Mergers as contemplated by the Merger Agreement (a) the Restated Certificate of Incorporation and Bylaws of Time Warner will be the Certificate of Incorporation and Bylaws of the surviving corporation of the Time Warner Merger, (b) the officers and directors of Time Warner Merger Sub shall be the officers and directors of the surviving corporation of the Time Warner Merger, and (c) each share of Time Warner Capital Stock (as defined in the Merger Agreement) held by Time Warner will cease to be outstanding and shall be canceled. It is also expected that the shares of Time Warner Common Stock will become eligible for termination of registration pursuant to the Securities Exchange Act of 1934, as amended.

         The Mergers are subject to customary closing conditions, including the adoption of the Merger Agreement by both America Online's stockholders and Time Warner's stockholders, the expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, the receipt of any other required regulatory approvals, and the satisfaction or waiver of certain other conditions as more fully described in the Merger Agreement. There can be no assurance that the required approvals will be obtained in a timely fashion, if at all, or, in the case of regulatory approvals, if obtained, will not contain certain conditions.

         Pursuant to the terms and subject to the conditions set forth in the Option Agreement, America Online may exercise the Option, in whole or in part, at any time, or from time to time, after America Online becomes entitled to receive, pursuant to the Merger Agreement, the Time Warner Termination Fee (as defined in Section 8.2(b) of the Merger Agreement).

         The Option will terminate upon the earliest of: (i) the effective time of the Mergers, (ii) written notice of termination of the Option Agreement by America Online to Time Warner, (iii) 12 months after the date America Online becomes entitled to the Time Warner Termination Fee, or (iv) the date of termination of the Merger Agreement, unless America Online has the right to receive the Time Warner Termination Fee, in which case the Option will not terminate until the later of (x) 15 business days following the time the Time Warner Termination Fee becomes unconditionally payable and (y) the expiration of the period in which America Online has such right to receive the Time Warner Termination Fee.

         Notwithstanding the termination of the Option, America Online is entitled to purchase those shares subject to the Option with respect to which it may have exercised the Option by delivery of an Option Notice (as defined in the Merger Agreement) prior to the Expiration Date, and the termination of the Option will not affect any rights under the Option Agreement which by their terms do not terminate or expire prior to or at the Expiration Date.

         Upon the occurrence of certain events set forth in the Option Agreement, Time Warner is required to repurchase the Option and the shares of Common Stock issued pursuant to the Option to America Online. In addition, the Option Agreement grants certain registration rights to America Online with respect to the shares of Common Stock subject to the Option.

         The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, America Online does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of Time Warner Common Stock that may be purchased upon exercise of the Option. Accordingly, America Online expressly disclaims beneficial ownership of all such shares.

         Pursuant to the terms of the Voting Agreement, the Stockholders have agreed, among other things, (i) to vote all of the shares of Time Warner Common Stock beneficially owned by them in favor of the approval and adoption of the Merger Agreement, the Time Warner Merger and any other action required in furtherance thereof and (ii) with certain exceptions, not to sell, transfer, pledge, encumber, assign or otherwise dispose of such shares, unless the transferee party agrees to be bound by the Voting Agreement. The Voting Agreement terminates upon the earlier to occur of the completion of the Mergers or the termination of the Merger Agreement. The name of each Stockholder and the number of outstanding shares of Time Warner Common Stock held by each Stockholder and subject to the Voting Agreement are set forth on the signature pages thereto and are incorporated herein by reference.

         America Online does not have any right to dispose (or direct the disposition of) any shares of Time Warner Common Stock pursuant to the Voting Agreement. Accordingly, America Online expressly disclaims beneficial ownership of all such shares.

         References to, and descriptions of, the Merger Agreement, the Option Agreement and the Voting Agreement as set forth above in this Item 4 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Voting Agreement included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and are incorporated in this Item 4 in their entirety where such references and descriptions appear. Capitalized terms used in Item 4 but not otherwise defined herein have the respective meanings assigned to them in the Merger Agreement.

Item 5.           Interest in Securities of Time Warner.

         The information set forth or incorporated by reference in Items 2, 3 and 4 is hereby incorporated herein by reference.

         The number of shares of Time Warner Common Stock covered by the Option is 233,263,204 (representing approximately 19.9% of the shares of Time Warner Common Stock issued and outstanding as of November 30, 1999, as represented by Time Warner in the Merger Agreement).

         The Option is not currently exercisable, and until the Option becomes exercisable and is exercised, America Online does not have any right to vote (or to direct the vote of) or dispose (or to direct the disposition of) any shares of Time Warner Common Stock that may be purchased upon exercise of the Option. Accordingly, America Online expressly disclaims beneficial ownership of all such shares.

         The number of shares of Common Stock covered by the Voting Agreement is 105,052,854 (representing approximately 9% of the voting power of shares of Time Warner Common Stock outstanding as of November 30, 1999, as represented by Time Warner in the Merger Agreement).

         By virtue of the Voting Agreement, America Online may be deemed to share with the Stockholders the power to vote shares of Time Warner Common Stock subject to the Voting Agreement. However, America Online is not entitled to any rights as a stockholder of Time Warner as to the shares of Time Warner Common Stock covered by the Voting Agreement and expressly disclaims any beneficial ownership of the shares of Time Warner Common Stock subject to the Voting Agreement.

         Other than as set forth in this Schedule 13D, to the best of America Online's knowledge as of the date hereof (i) neither America Online nor any subsidiary or affiliate of America Online nor any of America Online's executive officers or directors, beneficially owns any shares of Time Warner Common Stock, and (ii) there have been no transactions in the shares of Time Warner Common Stock effected during the past 60 days by America Online, nor to the best of America Online's knowledge, by any subsidiary or affiliate of America Online or any of America Online's executive officers or directors.

         No other person is known by America Online to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Time Warner Common Stock obtainable by America Online upon exercise of the Option.

         Reference to, and descriptions of, the Merger Agreement, Option Agreement and Voting Agreement as set forth in this Item 5 are qualified in their entirety by reference to the copies of the Merger Agreement, the Option Agreement and the Voting Agreement included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D, and incorporated in this Item 5 in their entirety where such references and descriptions appear.

  Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of Time Warner.

         The information set forth, or incorporated by reference, in Items 3 through 5 is hereby incorporated herein by reference.

         Copies of the Merger Agreement, the Option Agreement and the Voting Agreement are included as Exhibits 1, 2 and 3, respectively, to this Schedule 13D. To the best of America Online's knowledge, except as described in this
Schedule 13D, there are at present no other contracts, arrangements, understandings or relationships among the persons named in Item 2 above, and between any such persons and any person, with respect to any securities of Time Warner.

Item 7.           Material to be Filed as Exhibits.

Exhibit  Description

1. Agreement and Plan of Merger, dated as of January 10, 2000, among America Online, Inc. and Time Warner Inc. (filed as Exhibit 2.1 to America Online's Current Report on Form 8-K dated January 10, 2000 and incorporated herein by reference).

2. Stock Option Agreement, dated as of January 10, 2000, between America Online, Inc. and Time Warner Inc. (filed as Exhibit 10.1 to America Online's Current Report on Form 8-K dated January 10, 2000 and incorporated herein by reference).

3. Voting Agreement, dated as of January 10, 2000, among America Online, Inc. and the several stockholders of Time Warner Inc. named therein (filed as Exhibit 10.3 to America Online's Current Report on Form 8-K dated January 10, 2000 and incorporated herein by reference).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                AMERICA ONLINE, INC.


                                By:    /s/J. Michael Kelly
                                Name:  J. Michael Kelly
                                Title: Senior Vice President, Chief Financial
                                              Officer and Assistant Secretary

Dated: January 20, 2000

                                   SCHEDULE I
                        DIRECTORS AND EXECUTIVE OFFICERS
                             OF AMERICA ONLINE, INC.

         The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of America Online. Except as indicated below, each such person is a U.S. citizen, and the business address of each such person is 22000 AOL Way, Dulles, Virginia 20166-9323.

                               Board of Directors

  Name and Title                             Present Principal Occupation

Stephen M. Case,                       Chief Executive Officer and Chairman of the Board;
Chairman of the Board                  America Online, Inc.
Daniel F. Akerson,                     Chairman of the Board;
Director                               NEXTLINK Communications, Inc.
James L. Barksdale,                    Managing Partner;
Director                               The Barksdale Group
Frank J. Caufield,                     General Partner;
Director                               Kleiner Perkins Caufield & Byers
Miles R. Gilburne,                     Former Senior Vice President, Corporate Development,
Director                               America Online, Inc.
General Alexander M. Haig, Jr.,        Chairman and President;
Director                               Worldwide Associates, Inc.
Dr. Thomas Middelhoff,*                Chairman of the Board;
Director                               Bertelsmann AG
Robert W. Pittman,                     President and Chief Operating Officer;
Director                               America Online, Inc.
General Colin L. Powell,               Chairman;
Director                               America's Promise: The Alliance for Youth
Franklin D. Raines,                    Chairman and Chief Executive Officer;
Director                               Fannie Mae
Marjorie M. Scardino,                  Chief Executive Officer;
Director                               Pearson PLC
         *German Citizen

                    Executive Officers Who Are Not Directors

     Name                              Title and Present Principal Occupation

Paul T. Cappuccio              Senior Vice President, General Counsel and Assistant Secretary;
                               America Online, Inc.
J. Michael Kelly               Senior Vice President, Chief Financial Officer and Assistant
                               Secretary;
                               America Online, Inc.
Kenneth B. Lerer               Senior Vice President;
                               America Online, Inc.
James F. MacGuidwin            Vice President, Controller and Chief Accounting & Budget Officer;
                               America Online, Inc.
Kenneth J. Novack              Vice Chairman;
                               America Online, Inc.
William J. Raduchel            Senior Vice President and Chief Technology Officer;
                               America Online, Inc.
George Vradenburg, III         Senior Vice President, Global and Strategic Policy;
                               America Online, Inc.

         The present principal occupation of each of the named executive officers is the same as the named position(s) held with America Online, Inc..

                                  EXHIBIT INDEX

Exhibit  Description

1. Agreement and Plan of Merger, dated as of January 10, 2000, among America Online, Inc. and Time Warner Inc. (filed as Exhibit 2.1 to America Online's Current Report on Form 8-K dated January 10, 2000 and incorporated herein by reference).

2. Stock Option Agreement, dated as of January 10, 2000, between America Online, Inc. and Time Warner Inc. (filed as Exhibit 10.1 to America Online's Current Report on Form 8-K dated January 10, 2000 and incorporated herein by reference).

3. Voting Agreement, dated as of January 10, 2000, among America Online, Inc. and the several stockholders of Time Warner Inc. named therein (filed as Exhibit 10.3 to America Online's Current Report on Form 8-K dated January 10, 2000 and incorporated herein by reference).